Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Three months
	ended	Year ended December 31,
	March 31, 2008	2007	2006	2005	2004	2003

Earnings:

Income (loss) before income taxes	$(30,185)	$(74,143)	$(67,615)	$32,145	$(902,069)	$(235,191)

Add back:
Interest expense, net of capitalized interest	5,332	21,514	34,769	21,521	10,500	17,971
Amortization of debt discounts	3,910	14,533	10,296	4,478	-	-
Interest component of rent expense	115	314	176	114	660	594

	$(20,828)	$(37,782)	$(22,374)	$58,258	$(890,909)	$(216,626)

Fixed charges:

Interest expense	$5,332	$21,514	$34,769	$21,521	$10,500	$17,971

Capitalized interest	9,745	33,074	19,778	1,437	-	-

Amortization of debt discounts	3,910	14,533	10,296	4,478	-	-

Interest component of rent expense	115	314	176	114	660	594

	$19,102	$69,435	$65,019	$27,550	$11,160	$18,565

Ratio of earnings to fixed charges (1)	-	-	-	2.11	-	-

(1) The ratio of earnings to fixed charges is computed by dividing earnings by the sum of fixed charges. For these purposes, earnings is defined as income (loss) before income taxes, plus fixed charges, less capitalized interest. Fixed charges represent interest expensed and capitalized, amortization of discounts related to indebtedness and the portion of rental expense that we believe is representative of the interest component of rental expense. Earnings were insufficient to cover fixed charges by $39.9 million for the three months ended March 31, 2008 and $107.2 million, $87.4 million, $902.1 million and $235.2 million for the years ended December 31, 2007, 2006, 2004, and 2003, respectively. No ratios are provided for these periods. The Company accounts for interest and penalties related to uncertain tax positions as part of its (benefit) provision for income taxes, and therefore, these charges are not included as a component of interest expense within fixed charges.